January 30, 1998

          VIA EDGAR
          ------------------------------

          Securities and Exchange Commission
          450 5th Street, N.W.
          Washington, D.C.  20549

               RE: Form 8-A12B/A filed January 12, 1998 with respect to DST Systems, Inc. (Commission file no. 1-14036)

          Ladies and Gentlemen:

               As legal counsel for DST Systems, Inc. ("DST") (Commission file no. 1-14036), we hereby request on behalf of DST that the Form 8-A12B/A relating to DST's common stock, par value $0.01 per share, filed on January 12, 1998 be withdrawn. Please contact the undersigned to confirm such withdrawal or if you have any questions.

                                        SONNENSCHEIN NATH & ROSENTHAL



                                        /s/Leonard W. Jurden

          LWJ/cet